Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Apr 26, 2024
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

24007883

4. A. Full name of the financial institution: Goldman Sachs Bank USA

   B. Address of principal office of financial institution:

   200 West Street
   Address

City	State	Zip Code
New York	NY	10282

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City / State / Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City / State / Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Steve Elia	Managing Director	212-902-9041

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
71 South Wacker Drive	Chicago	IL	60606	Sales
555 California Street	San Francisco	CA	94104	Sales
360 S Rosemary Ave	West Palm Beac	FL	33401	Sales

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
See Attachment	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Steven Thomas Elia
Name (First, Middle, Last)

Managing Director
Title

[signature] 4/11/24
Signature Date

Form G-FIN

Attachment

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Name:	Title:	Amendment:
Paul Antonios	Managing Director	
Joshua Banschick	Managing Director	
Leo Biselman	Managing Director	
Joseph Braik	Managing Director	
Jake Caldwell	Managing Director	
Benjamin Case	**Managing Director**	**Deletion (See Note 2)**
Richard Chambers	Managing Director	
Paul Chmiel	Managing Director	
Alison Flood	Managing Director	
Joshua Glassman	Managing Director	
Arvind Giridhar	Managing Director	
Michael Hamilton	Managing Director	
Chris Horvatin	Managing Director	
Rajiv Kamilla	Managing Director	
Jordan Kaufman	Managing Director	
Ryan Kelly	Managing Director	
Michael Leister	Managing Director	
Mike Mitchell	Managing Director	
Peter Mortimer	Managing Director	
Sasha Munn	Managing Director	
Steve Orr	Managing Director	
James Puccinelli	Managing Director	
Muhammad Qubbaj	Managing Director	
Vanessa Resnick	Managing Director	
Mark Romanczuk	Managing Director	
Maheshwar Saireddy	Managing Director	
Joshua Schiffrin	Managing Director	
Anshul Sehgal	Managing Director	
Matthew Verrochi	Managing Director	
Ilir Xholi	Managing Director	

Supplemental List of Non-Supervisory Associated Persons

Name	Title	Amendment
Brandon Brown	Vice President	
Julian Gilyard	Vice President	
April Li	Vice President	
Andrew Mullen	**Vice President**	**Addition (See Note 1)**
Kyle Peterson	Vice President	
Jia Xu	Vice President	
Eric McCloskey	**Associate**	**Deletion (See Note 2)**
Mandisa Msipa	Associate	
Manish Agarwal	Vice President	
Colin McReynolds	Vice President	
Robert Zhang	Vice President	
Michael Battle	Vice President	
Joseph Grathwohl	Vice President	
Emily Jiang	Vice President	
Matt Joy	Vice President	
Jonah Kemp	Vice President	
William Lloyd	Vice President	
Gabriel Parra	Vice President	
Cayley Schafer	Vice President	
Melissa Watt	Vice President	
Emily Bethhauser	Associate	
Renato Curak	Associate	
Jordan Edwards	Associate	
Alyssa Farella	Associate	
Brian Forness	Associate	
Kevin McManus	Associate	
Ronnie Odlum	Associate	
Josh Thompkins	Associate	
Matthew Timo	Associate	
Virginia Xu	Associate	
Karen Yang	Associate	
Kelly Zhang	Associate	
Sarah Brady	Analyst	
Jenny Han	Analyst	
Harsh Shah	Analyst	
Austin Junger	Analyst	
Anjan Mani	Analyst	
Ramon Muchacho	Analyst	
Nicole Toft	Analyst	
Valentina Xu	Analyst	
Brian Bingham	Vice President	
Christine Bernard	Associate	

Shpetim Sherifi	Associate
Cemre Ertas	Analyst
Jeremy Baileys	Vice President
Joseph Harrison	Vice President
Geoffrey Molnar	Vice President
Miho Koshi	Associate
Dhawal Mehta	Associate
Fatou Ndoye	Analyst
Ross Harmon	Vice President
Emmanuel Damas	Associate
Ana Victoria Santanna De Otero	Associate
Ada Situ	Vice President
Cristina Tessari	Vice President
Julien Thomas	Vice President
Mitchell Cornell	Associate
Abigail Gorbett	Associate
Aryaman Jain	Analyst
Jake Kanavy	Vice President
Michael Torre	Vice President
Maggie Burd	Associate
Marina Testani	Associate
Allyson Guo	Associate
Kevin Cousin	Vice President
Mark Flood	Vice President
Mike Gentile	Vice President
Braden Neff	Vice President
Michael Waterfield	Vice President
Many Carter	Associate
Kate DeWinter	Associate
Carli Gogol	Associate
Laura Rathjen	Associate
Olivia Rosenberg	Associate
Marc Orazietti	Analyst
Katie Calvo	Analyst
Dillon John	Analyst

Note 1: Form U-4 Provided

Note 2: Goldman Sachs & Co. LLC., an affiliate of Goldman Sachs Bank USA, will continue to maintain the referenced employee's FINRA registration in accordance with regulatory requirements